UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF

DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-22471

LUXEMBURG BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

630 Main Street, Luxemburg, Wisconsin 54217-0440

(920) 845-2345

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive

offices)

Common Stock, Par Value $1.00 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a

duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 12h-3(b)(2)(i)	☐
Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  211

Pursuant to the requirements of the Securities Exchange Act of 1934, Luxemburg Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  October 28, 2005

By:  /s/ John A. Slatky

John A. Slatky

President and Chief Executive Officer